                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 8)


                            G-III Apparel Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   36237 H 101
                               -------------------
                                 (CUSIP Number)


                                December 31, 2003
                        ---------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]     Rule 13d-1(b)


       [ ]     Rule 13d-1(c)


       [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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----------------------------- ------------------- ------------------------------
CUSIP No. 36237 H 101                 13G/A         Page   2    of   5   Pages
----------------------------- ------------------- ------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aron Goldfarb
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                         (a) [ ]

                                                                                         (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- -----------------------------------------------------------------------------------------------------------
     NUMBER OF SHARES         5    SOLE VOTING POWER
       BENEFICIALLY
        OWNED BY                   956,355 shares of Common Stock, par value $.01
          EACH
       REPORTING
       PERSON WITH           ----- ---------------------------------------------------------------------------------
                              6    SHARED VOTING POWER

                                   None
                             ----- ---------------------------------------------------------------------------------
                              7    SOLE DISPOSITIVE POWER

                                   956,355 shares of Common Stock, par value $.01
                             ----- ---------------------------------------------------------------------------------
                              8    SHARED DISPOSITIVE POWER

                                   None
--------- ----------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    901,355 shares which includes 55,000
          shares which may be acquired within 60 days upon the exercise of options
--------- ----------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                                                     [ ]
--------- ----------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               13.5%
--------- ----------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------- ----------------------------------------------------------------------------------------------------------

----------------------------- ------------------- ------------------------------
CUSIP No. 36237 H 101                 13G/A         Page   3    of   5   Pages
----------------------------- ------------------- ------------------------------


         This Schedule 13-G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2002.

Item 1(a)         Name of Issuer:
                  --------------

                  G-III Apparel Group, Ltd.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  512 Seventh Avenue
                  New York, New York  10018

Item 2(a)         Name of Person Filing:
                  ---------------------

                  See Item 1 of the cover page attached hereto

Item 2(b)         Address of Principal Business Office,
                  or if none, Residence:
                  --------------------------------------------

                  c/o G-III Apparel Group, Ltd.
                  512 Seventh Avenue
                  New York, New York  10018

Item 2(c)         Citizenship:
                  -----------

                  See Item 4 of the cover page attached hereto

Item 2(d)         Title of Class of Securities:
                  ----------------------------

                  Common Stock, par value $.01

Item 2(e)         CUSIP Number:
                  ------------

                  36237 H 101

Item 3            Identity of Reporting Person

                  Not Applicable

Item 4            Ownership:
                  ----------

                  (a)      Amount beneficially owned:

----------------------------- ------------------- ------------------------------
CUSIP No. 36237 H 101                 13G/A         Page   4    of   5   Pages
----------------------------- ------------------- ------------------------------

                     See Item 9 of the cover page attached hereto which includes 55,000 shares which may be acquired within 60 days upon the exercise of options.

                (b)  Percent of Class:

                     See Item 11 of the cover page attached hereto.

                (c)  Number of Shares Beneficially Owned by Reporting Person:

                     (i) sole power to vote or direct the vote: 956,355 shares of Common Stock, par value $.01.

                     (ii) shared power to vote or direct the vote: None

                     (iii) sole power to dispose or direct the disposition of:
                          956,355 shares of Common Stock, par value $.01.

                     (iv) shared power to dispose or direct the disposition
                          of: None

Item 5          Ownership of Five Percent or Less of a Class:
                --------------------------------------------

                     Not Applicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------

                     Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
                -------------------------------------------------------------

                     Not Applicable

Item 8          Identification and Classification of Members of the Group:
                ---------------------------------------------------------

                     Not Applicable

Item 9          Notice of Dissolution of Group:
                ------------------------------

                     Not Applicable

Item 10         Certification:
                -------------

                     Not Applicable

----------------------------- ------------------- ------------------------------
CUSIP No. 36237 H 101                 13G/A         Page   5    of   5   Pages
----------------------------- ------------------- ------------------------------


                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2004





                                            /s/Aron Goldfarb
                                            -----------------
                                            ARON GOLDFARB